Will H. Cai

+852 3758 1210

wcai@cooley.com

February 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Heather Clark Mr. Kevin Stertzel Mr. Alex King Ms. Erin Purnell

Re:	TOYO Co., Ltd Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted November 28, 2023 CIK No. 0001985273

Ladies and Gentlemen:

On behalf of our client, TOYO Co., Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 8, 2023 (the “Comment Letter”), relating to the Amendment No. 2 to the Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS/A and is filing a revised version of the DRS/A (the “Revised DRS/A”) via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

Amendment 2 to Draft Registration Statement on Form F-4

Unaudited Pro Forma Combined Balance Sheet, page 149

1.	Please reconcile the 9,200,000 Class A ordinary shares subject to possible redemption with the 3,837,766 shares on the BWAQ interim balance sheet on page F-31.

In response to the Staff’s comment, the Company has revised on page 149 of the Revised DRS/A to present “Class A ordinary shares subject to possible redemption, 3,837,766 shares at redemption value of $10.86 as of September 30, 2023.”

February 8, 2024

Unaudited Pro Forma Combined Statement of Operations, page 153

2.	Although the header indicates the pro forma data is for the three months ended September 30, 2023, the BWAC information in column A appears to be using the information for the three months ended September 30, 2022. Please revise.

In response to the Staff’s comment, the Company has revised the pro forma data of BWAQ for six months ended September 30, 2023 so as to present the same number of months of data as TOYO on page 153 of the Revised DRS/A.

3.	In a related matter, the pro forma information is supposed to represent the three months ended September 30, 2023, however, the TOYO information in column B is for the six months ended June 30, 2023. Please revise so that the periods present the same number of months of data.

In response to the Staff’s comment, the Company has revised the pro forma data of BWAQ for six months ended September 30, 2023 so as to present the same number of months of data as TOYO on page 153 of the Revised DRS/A.

4.	Please tell us how the 4,757,766 shares for BWAQ’s public stockholders was determined in relation to the 4,302,246 shares outstanding on the BWAQ interim balance sheet (3,837,766 Class A shares subject to redemption and 464,480 Class A shares outstanding).

In response to the Staff’s comment, the Company clarified that the 4,757,766 shares for BWAQ’s public shareholders were comprised of 3,837,766 Class A ordinary shares subject to redemption and public rights entitling the BWAQ public shareholders to exchange for 920,000 Class A ordinary shares upon the completion of the Company’s initial business combination.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-2

5.	Please ensure that counsel provides a complete and dated legal opinion in a pre-effective amendment to the proxy statement/prospectus.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with complete and dated version of the following legal opinion:

●	opinion of Harney Westwood & Reigels as to validity of PubCo Ordinary Shares as exhibit 5.1;

●	opinion of Cooley LLP as to the validity of the PubCo Warrants as exhibit 5.2; and

●	tax opinion of Messina Madrid Law PA as exhibit 8.5.

* * *

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

February 8, 2024

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Junsei Ryu, Chief Executive Officer, Vietnam Sunergy Cell Company Limited
Liang Shi, Chief Executive Officer, Blue World Acquisition Corporation
Ruomu Li, Esq., Partner, Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Er (Arila) Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP